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                            March 29, 2023

       Dewan F.H. Chowdhury
       Chief Executive Officer
       Nemaura Medical Inc.
       625 N. Flagler Drive, Suite 600
       West Palm Beach, FL 33401

                                                        Re: Nemaura Medical
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 14,
2023
                                                            File No. 333-270511

       Dear Dewan F.H. Chowdhury:

               We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 14, 2023

       General

   1. We note this registration statement seeks to register for resale 4,796,206 shares of common stock issuable
upon the exercise of warrants held by two selling shareholders who purchased the
securities in a January 27, 2023. We note from the Form 8-K
                                                        filed February 23,
2023, in which you reported, pursuant to Item 5.07, Submission of
                                                        Matters to Vote of
Security Holders," that "[o]n January 27, 2023, the holders of an aggregate of 13,596,205
shares of the Company's common stock, representing
                                                        approximately 56.4% of
the overall voting power of the Company, approved [the]
                                                        proposed issuance and
sale" of the 4,797,206 shares of common stock and warrants to purchase the same
number of shares of common stock in the "concurrent private
                                                        placement." It does not
appear that you solicited proxies or circulated information
                                                        statements pursuant to
Exchange Act Regulations 14A or 14C, as no filing is reflected in
                                                        Edgar. Please advise.
To the extent you believe these regulations did not apply, please provide your analysis,
including your analysis regarding whether the shares you seek to register in this
registration statement have been legally issued.
 Dewan F.H. Chowdhury
Nemaura Medical Inc.
March 29, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any questions.



                                                           Sincerely,

FirstName LastNameDewan F.H. Chowdhury                     Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameNemaura Medical Inc.
                                                           Services
March 29, 2023 Page 2
cc:       Craig D. Linder, Esq.
FirstName LastName